Buenos Aires, November 8th, 2023

COMISIÓN NACIONAL

DE VALORES

BOLSAS Y MERCADOS

ARGENTINOS S.A.

Ref.: Operations with Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.

Dear Sirs,

I am writing to the National Securities Commission (“Comisión Nacional de Valores”) and Bolsas y Mercados Argentinos S.A. in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), to inform that on the date hereof, the Board of the Directors of the Company approved a new general framework containing the terms and conditions for acquiring the services of Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. related to the construction and engineering of the Company projects to be carried out in the next year. This new framework’s terms and conditions are the same as those contained in the frameworks approved in the previous years, and that were informed as Relevant Event on November 9th, 8th, 11th, 10th and 7th 2018, 2019, 2020, 2021 and 2022 respectively.

Before the approval mentioned above, it is worth noting that it was required the opinion of the Company’s Audit Committee regarding the adjustment of those operations to arm’s length conditions, following art. 72 of the Capital Markets Law. The rendered opinion concluded that, as long as those operations are made under the pre-established and approved conditions, they can be reasonably considered arm’s length market transaction.

It is informed that the Audit Committee’s opinion is available at the CNV’s “Autopista de la Información Financiera” and upon shareholders’ request at the Company’s headquarters.

Sincerely,

María Agustina Montes

Head of Market Relations